UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    Amendment
                                       to
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                 Xtreme Webworks
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

                        COMMISSION FILE NUMBER: 333-30914

           Nevada                                 88-0394012
----------------------------------------    --------------------
(State or other jurisdiction of             (I.R.S. Employer
 incorporation or organization)              Identification No.)

  8100 West Sahara, Suite 200
      Las Vegas, Nevada                            89117
----------------------------------------    --------------------
(Address of principal executive offices)         (Zip Code)

                                 (702) 221-8300
                 ----------------------------------------------
                (Issuer's telephone number, including area code)

Securities to be registered under Section 12(b) of the Act:
None

Securities to be registered under Section 12(g) of the Act:
Common Stock, $.001 par value, 25,000,000 shares authorized, 490,459 issued and outstanding as of June 29, 2000.



TABLE OF CONTENTS


Contents                                                               Page
--------                                                               ----

PART I   ..............................................................  1
Item 1.  Description of Business ......................................  1
Item 2.  Management's Discussion and Analysis
           and Plan of Operation ...................................... 14
Item 3.  Description of Property ...................................... 16
Item 4.  Security Ownership of
           Certain Beneficial Owners
           and Management ............................................. 17
Item 5.  Directors, Executive Officers,
           Promoters and Control Persons .............................. 18
Item 6.  Executive Compensation ....................................... 21
Item 7.  Certain Relationships
           and Related Transactions ................................... 21
Item 8.  Description of Securities .................................... 22

PART II
Item 1.  Market Price of and Dividends
           on the Registrant's Common Equity
           and Other Shareholder Matters .............................. 23
Item 2.  Legal Proceedings ............................................ 25
Item 3.  Changes in and Disagreements
           with Accountants ........................................... 25
Item 4.  Recent Sales of Unregistered Securities ...................... 25
Item 5.  Indemnification of Directors and Officers .................... 27

PART F/S
Financial Statements .................................................. F-1

PART III
Index to Exhibits ..................................................... E-1


PART I.

Xtreme Webworks is filing this registration statement on a voluntary basis to:

o       Provide current public information to the investment community;

o Seek a possible merger partner or acquisition vehicle to continue expanding our operations;

o Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.


Item 1.  Description of Business

A.       Business Development and Summary

         Xtreme Webworks (the "Company") was incorporated in February of 1994 under the name of Shogun Advertising with its primary business of manufacturing and selling of calendars. Its primary customer was The Posse, a Canadian football team. This relationship ended in 1996, and Shogun Advertising re-evaluated its position and direction. W. Kirk Bastian, Gay Bastian, and S. Luis Arko incorporated Xtreme Webworks, formerly known as Shogun Advertising. They no longer hold any positions with Xtreme Webworks, but remain shareholders of the Company's stock.

         In May of 1998, the Board of Directors decided to change the direction of the business. The name of the corporation was changed to Xtreme Webworks, upon a vote by the Board of Directors. Xtreme Webworks' principal place of business was re-located to 5333 South Arville Street in Las Vegas, Nevada. The Board of Directors decided to focus on the pursuit of advertising on the Internet, in conjunction with the construction of websites for companies wishing to benefit from Internet advertising.

         Pursuant to its new direction, a telemarketing force was hired to provide leads for the Company. This effort provided some leads, but after analyzing the results, the Company decided to direct its advertising efforts towards mailings, newspaper advertisements, e-mails, and word of mouth. This method targeted businesses consisting of individuals to companies with ten or more employees.

         On February 15, 2000, Xtreme Webworks moved its operations to 8100 West Sahara Avenue, Suite 200 in Las Vegas, Nevada. For the last two years, Xtreme Webworks has been in the business of designing and selling websites, and combining these services with advertising and promotional packages for their clients. Other than issuing shares to its original shareholders, Xtreme Webworks has raised working capital by issuing shares to relatives and personal friends. The Board of Directors and the shareholders of Xtreme Webworks have elected to begin implementation of Xtreme Webworks' principal business purpose. (See Item 1, Part B - "Business of Issuer".)

B.       Business of Issuer

         Xtreme Webworks' principal business purpose is to provide promotion and advertisement of websites on the Internet through increased search engine placement.

THE PRODUCT

         The marketing product developed by Xtreme Webworks strives for each client to be listed within the top thirty pages of a search performed by a user, with a pre-defined list of phrases. The length of this list is defined by the client's requirements or the client's business classification.

         Upon defining the categories in which a client's business can be described, a customized promotion package is put into motion. This consists of coding the client's requirements into an array of HTML pages. A view of the client's positioning is continuously monitored. Parameters are monitored within the search engines to ensure that proper placement is maintained. Monitoring reports are available to the client. Updating, continuous segmenting, and re-classification of the parameters are available services to the client.

         Its client base ranges from individuals to corporations. One of Xtreme Webworks' primary clients is World Stock Watch, an investment newsletter. Xtreme Webworks intends to perform marketing services for many of the investment firms featured in the publication.

         The product is priced to appeal to the general market, especially allowing for the potential growth of a client's needs. Growth for the client can occur by increasing the number of search engines to which a client's pages are submitted, increased monitoring of placement, amending a client's website design in order to increase search engine placement, and increasing the number of words and phrases defining a client's products used by a user to search on the Internet.

RISK FACTORS

         Forward-Looking Statements

         Some of the statements contained in this registration statement that are not historical facts are "forward-looking statements", which can be identified by the use of terminology such as "estimates", "projects", plans", "believes", "expects", "anticipates", "intends", or other variations, or by discussions of strategies that involve risks and uncertainties. The Company urges you to be cautious of forward-looking statements, and that such statements which are contained in this registration statement reflect the Company's current beliefs with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting the Company's operations, market growth, services, and products. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks the Company faces, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, the Company's performance or achievements, or industry results to differ materially from those contemplated by such forward-looking statements include the following risk factors without limitation.

         The safe harbors provided by the Private Securities Litigation Reform Act do not apply to the forward-looking statements in this registration statement.

         Xtreme Webworks, in accordance with federal securities laws, will, in addition to the information expressly required to be included in this registration statement, add such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. This may include updating information in this registration statement, if such opinions or projections have become misleading as a result of intervening events.

         Limited Prior Operations and Experience

         Xtreme Webworks is newly re-organized, with limited revenues from its new Internet-based operations and limited assets. The Company makes no assurance that it will generate significant revenues or operate at a profitable level in the future. The continuance of Xtreme Webworks depends on its ability to obtain new clients and generate sufficient revenues in order to operate profitably.

         Losses

         Xtreme Webworks is a small business in its development stage. The Company has operated at a loss since its inception. The Company's total net loss from its inception date of August 14, 1994 to date, April 30, 2000 is $275,128.

         Effects of the Economy on the Company's Internet business

         Xtreme Webworks' Internet business is affected by those economic factors that may specifically affect the Internet industry. Since Xtreme Webworks provides the benefits of online advertising, its business depends on the continued need of businesses to use the Internet as an advertising medium. Therefore, the Company's business is dependent on the continued growth of online commerce. Any decline in the use and expansion of the Internet industry would adversely affect the Company's profitability.

         The Internet as a marketplace could be adversely affected by an inadequate network infrastructure to support the growth of online commerce. Xtreme Webworks' business depends on the capability of Internet search engines to sufficiently handle the volume of information submitted to them. Slower response times due to an inadequate infrastructure could adversely affect the services Xtreme Webworks provides to its clients.

         Other economic factors that may affect the profitability of Xtreme Webworks' operations include market fluctuations, and the general state of the economy, such as the rate of inflation and local economic conditions. Such factors potentially affecting the population's discretionary spending may affect the need for services provided by the Company, resulting in an adverse effect on the Company's profitability.

         Government Regulation

         Although governmental regulation directed specifically to the Internet is sparse, Xtreme Webworks as an Internet-based company is subject to potential governmental regulations, such as those by the Federal Communications Commission
(FCC). The FCC is vigilantly monitoring the rollout of broadband access, and encourages competition in this market. In 1999, the FCC expressed concerns regarding the infant broadband industry, and whether regulation by the FCC would be necessary to prevent the threat of a cable monopoly of broadband services. So far, the FCC has continued to conclude that regulatory restraint may be the better course of action, in reliance upon market forces that will compel cable companies to negotiate access agreements with unaffiliated Internet Service Providers (ISP's). However, the FCC has recommended that if the threat of a monopoly emerges, the Commission will move swiftly in considering regulatory options. If this happens, it could potentially affect Internet businesses, such as Xtreme Webworks, which rely on the uninterrupted function of ISP's.

         Regulation and Taxation

         The Investment Company Act of 1940 defines an "investment company" as an issuer, which is or holds it out as being engaged primarily in the business of investing, re-investing, or trading securities. While Xtreme Webworks does not intend to engage in such activities, Xtreme Webworks may obtain and hold a minority interest in a number of development stage enterprises. Xtreme Webworks could be expected to incur significant registration and compliance costs if required to register under the Investment Company Act of 1940. Accordingly, management will continue to review Xtreme Webworks' activities from time to time with a view toward reducing the likelihood that Xtreme Webworks could be classified as an "investment company".

         Reliance on Executive Officers and Key Employees

         Xtreme Webworks is currently a small business in its development stage, with four employees having limited experience in the Internet industry. The Company's success is dependent upon the services of its executive officers, and its ability to attract and retain qualified personnel. The Company currently does not maintain "key person" life insurance on the lives of its executive officers.

         Xtreme Webworks competes with other businesses in need of qualified personnel in the computer industry. Because the Company is still in its development stage, potential employees may be attracted by higher compensation packages offered by larger companies in the competitive Internet industry. The loss of any of these employees, due to such outside competition, could adversely affect the Company's operations if it was unable to replace them in a timely manner.

         Reliance on Management

         Xtreme Webworks' success is dependent upon the hiring of key administrative personnel. None of the officers or directors, or any of the other key personnel, have employment or non-competition agreements with the Company. There can be no assurance that these personnel will remain employed by Xtreme Webworks. If any of these personnel cease to be affiliated with the Company before qualified replacements are found, this may cause adverse effects on the Company's operations. The management team of Xtreme Webworks does not have experience specifically in managing Internet companies.

         All management decisions will be made exclusively by the officers and directors of Xtreme Webworks. Investors will only have rights associated with minority ownership interest rights in making decisions affecting the Company. Accordingly, any person investing in the Company should be aware that all aspects of management of the Company will be controlled by its officers and directors.

         No Cumulative Voting

         Shareholders of Xtreme Webworks are not entitled to accumulate their votes for the election of directors or otherwise. Accordingly, the holders of a majority of shares present at shareholders meeting will be able to elect all of the Directors of Xtreme Webworks, and minority shareholders will not be able to elect a representative to the Company's Board of Directors.

         Competition

         Xtreme Webworks operates in the highly competitive Internet industry. As a business in its development stage, the Company faces competition from older companies with considerably more financial and business related resources. Such competition may have an adverse effect on Xtreme Webworks' profitability.

         The Company may compete with businesses offering a variety of the following services:

         Website design and hosting companies

         Many website design and hosting companies provide promotion as a part of their services, or as a separate service. The Company is not currently aware of a competitor that offers submission of doorway pages such as those provided by Xtreme Webworks. Companies that offer submission of graphic pages may be potential competitors, such as 101WebsitePromotion.com and Web Ignite Corporation.

         Submission services

         Companies that offer various components of promotion services, such as submissions to search engines or advertising sites may compete with Xtreme Webworks. These companies include Submitit.com, Linkspopularity.com, A-1 Submit, and BizWeb2000.

         Companies that charge their customers on a traffic-generated basis are potential competitors of businesses that charge a monthly fee, such as Xtreme Webworks. These companies include AAA Website, Inc. and USA and Write-promotion.com.

         Software design companies that sell software offering self-created website promotion may compete with businesses such as Xtreme Webworks. Such businesses include Submission.com and WebSeed.com.

         Lack of Diversification

         Due to Xtreme Webworks being in its development stage, it is unlikely that it will be able to commit its funds to diversify the business until the Company has a proven track record. Therefore, the Company may not be able to achieve the same level of diversification as larger entities engaged in the Internet industry.

         Uncertainty Due to Development Stage

         Xtreme Webworks is currently researching and developing the website promotion package offered to its clients. Successful Beta testing has been performed for its clients. However, the Company intends to make vast improvements to its website hosting and promotion services, and to its network system. If the Company does not improve its services, or maintain its current system of operations, this would adversely affect the Company's profitability.

         Additional Financing May Be Required

         Xtreme Webworks has no assurance that additional funds will be available from any source when needed for expansion. If the Company is unable to obtain additional financing, it may not be able to expand its operation as rapidly as it could if such financing were available. The Company does not anticipate cash flow or liquidity problems within the next 12 months.

THE INDUSTRY

         The inception of the Internet during the 1950's and 1960's has led to an advancement of technology that has finally reached the average American. When the Internet expanded from the intellectual and intelligence community, pioneers shaped the landscape for gateways into the Internet with search engines such as Yahoo, Excite, Lycos and the like. These search engines provided the Internet community with a means to get information on virtually any topic. The emergence of this ease of access to information shaped the Internet community.

         As the number of Internet users increased, masses of information became commonplace. The move to the development of a business environment including e-commerce became the next logical step. Electronic commerce has opened the floodgate for international commerce and access to markets that were previously unavailable. Because the Internet is a veritable fountain of continuous information and business transactions, the average person is bombarded with volumes of information in response to his or her Internet search. The user's search may yield superfluous results and pages and pages of information until he or she obtains the desired result.

THE MARKETPLACE

         The pattern of search engine placement on the Internet has led to the development of advertising and marketing companies focused on manipulation of search engine results in order to provide search engine placement within the top thirty pages of a user's search. This will allow a user to have access to information within the confines of a specific search. These marketing companies require professionals knowledgeable in the various programming languages of the Internet.

         In order to provide this service effectively to their clients, a marketing or promotion firm should provide monitoring, reporting, updating, segmenting, and classification of a client's positioning in search engine placement. A marketing firm must also discern which promotion methods work best for a client, for example, banner advertising, classified advertising, or search engine placement services.

         A promotion firm must not only determine the most effective way to allow the most exposure for its clients, but to also increase the number of "clicks" to a client's website. A methodology to differentiate between an informational "click" to a "buying" click should also be determined by the promotion firm. Each area of marketing, from monitoring and reporting to "buying and electronic commerce" has a separate focus, and has been addressed in the Internet environment by a variety of companies.

         Electronic commerce has a link to all financial institutions, banks, credit card companies, and brokerage firms, creating the need for advertising on the Internet. Maintenance and storage of an advertisement is performed not only by traditional advertising firms, but also by companies such as NetGravity. A platform for advertisements and advertisement storage is underway by companies, such as MindShare Media, which will provide a standard format for tracking and monitoring the "hits" of an advertisement.

         The problem with these methods is that they proceed under traditional guidelines. An advertisement is placed in a magazine, which now can be accessed online, and the tracking and storage of the advertisement is performed by the advertising agency or cyberspace company. Another traditional source of advertising by larger companies is to place themselves on the Worldwide Web under their respective names, and obtain traffic due to name recognition. However, even these large companies are limited by their domain names. Because users have to know their domain names in order to search effectively, these larger companies are at the same disadvantage as their smaller competitors.

         Smaller businesses are at a disadvantage due to their lack of access to traditional venues because of the traditional costs of advertising and lack of name recognition. By obtaining maximum exposure through top thirty page placement on a search engine, these smaller businesses can be in the position to compete with larger businesses. This service is provided by companies such as Xtreme Webworks, A-1 Submit, and BizWeb2000.

         Xtreme Webworks' competitors include businesses that provide banner advertising, classified advertising, E-zine advertising, and search engine placement. These companies may also offer submissions to classified ads on the Internet with a variance of 300 to 400 "high traffic" classified advertising locations. They may also offer free marketing books and articles written by advertising and marketing specialists. These companies may offer a report detailing classified advertisement and confirmation status of advertisement placements.

         However, these firms cannot verify that continuous placement within the first thirty pages of a search based on a pre-defined category has been attained. These firms may focus most of their attention on the classified sections, or in promoting an e-book as an advertising/marketing book for the Internet.

         Xtreme Webworks specializes in search engine placement, recognizing the intricacies of search engine placement. The Company is focused on analyzing changes in computer algorithms by major search engines in order to determine search engine placements. Xtreme Webworks has not found a direct competitor for its products.

BUSINESS TODAY

         Xtreme Webworks has engaged one full time and two part-time employees to develop a comprehensive software package that will allow a client's website to automatically be positioned in pre-defined categories, and in strong positions in response to a user's search. This software package is in its development stage. The Company intends to add, upgrade, and re-define this software package to accommodate every client's needs.

         Xtreme Webworks has secured its computer network, and has upgraded its hardware and software equipment in order to expand from its development stage operations.

         Xtreme Webworks currently has 26 clients that have required website design, and has Beta tested two clients for search engine placement. One of its primary clients, World Stock Watch, has engaged the Company to perform publishing services, including mass mail capabilities. In order to accommodate this client's needs, Xtreme Webworks has contracted with an outside vendor, Image Art Works, to publish a newsletter for World Stock Watch. This arrangement has been beneficial to Xtreme Webworks, as it allows access to start-up companies that are featured in World Stock Watch's publication.

         The co-owner of World Stock Watch, Donald C. Bradley, is a shareholder of Xtreme Webworks. Image Art Works is an outside contractor, and is not in common control with the officers, directors, or majority shareholders of Xtreme Webworks.

         Xtreme Webworks currently uses mass mailings, e-mails, and direct marketing in order to obtain clients. The results have yielded ten active inquiries during a one-month period, two of which became clients of the Company. Xtreme Webworks is also currently focusing on the entertainment business, such as hotels and golf resorts, in order to obtain their business.

PERSONNEL

         Xtreme Webworks currently employs one full-time computer programmer and two contract computer programmers, proficient in HTML and Internet applications. The Company's sales force consists of two people with extensive sales experience. The Company employs one person with extensive banking experience to maintain its books and records, in addition to a certified public accountant. Its administrative staff consists of three part-time college students, who handle daily operations, including telephone prospecting and information follow-up requests by potential clients.

         In addition, the Company's Board of Directors consist of persons with various backgrounds in business management. (See Part I, Item 5 - "Directors, Executive Officers, Promoters and Control Persons".)

BUSINESS IMPLEMENTATION

         Business Strategy

         Xtreme Webworks intends to continue research and development of its relatively new website promotion package in full force. The Company plans to acquire additional software and hardware in order to improve and expand its website promotion product. Xtreme Webworks will test and monitor improvements to its software product on a regular basis.

         Xtreme Webworks intends to hire a sales force that will bring in 30 new accounts per month. The Company intends to contract with firms like World Stock Watch, and those start-up companies featured in its publications. Networking efforts will be focused on business referrals through the Company's new Board of Directors, joint venturing with the 20,000 independent ISP providers available today nationally, reference selling to the Company's current clients and business associates, and mass mailings targeted to the general Internet business environment. The Company hopes to triple its business in the year 2000.

         The Company's executive staff will continue educational programs in order to attain a more comprehensive understanding of business operations. Xtreme Webworks intends to seek additional staff, including a person well-versed in HTML, in order to continue researching and developing the Company's software package.

         Xtreme Webworks currently has a two-person sales force, and intends to hire at least two additional salespersons in order to meet its goal of 30 accounts per month. Each salesperson will be expected to engage 12 market placements per month, with a start-up period of six months to obtain referrals, and network appropriately within his or her territory.

         The Company currently uses outside bookkeeping services and certified public accountants to prepare its financial statements. Direct involvement of officers and management ensures an adequate internal controls system. The Company is in the process of implementing an in-house integrated accounting software program to accommodate expansion of the business. Procedures and controls are being developed in conjunction with a certified public accountant to reduce reliance on outside bookkeeping services.

         Xtreme Webworks intends to expand its management team. The Company will seek referrals through employment agencies and business and professional alliances. Currently, the Company does not employ personnel for the following positions. However, the Company intends to actively recruit qualified professionals to perform the following functions:

         Chief Executive Officer

         The CEO will be responsible for forming strategic alliances and presenting Xtreme Webworks' plan of business to potential investors. The CEO will develop a corporate mission statement, and strive to establish seven new professional alliances every month. In addition, the CEO will conduct regular meetings with the Company's employees in order to evaluate the effectiveness of various functions, such as marketing and sales.

         Chief Financial Officer

         The CFO will establish working relationships with the local business community, in order to build a network for additional financing. The CFO will also improve the Company's financial and accounting structure, in order to accommodate growth of the Company's business.

         Vice President of Sales

         The Vice President of Sales will develop a performance plan for each salesperson, and implement a quota and commission structure. The Vice President will also track sales leads, and create reports of sales. In addition, the Vice President will develop a standard proposal for larger accounts, and advise technical personnel on needed changes in the Company's product to accommodate client needs.

         Marketing Strategy

         Xtreme Webworks' primary focus is to provide top positioning through search engines in order to ultimately bring traffic to its clients' websites. The Company will analyze each client's requirements, report periodically to each client regarding its placements, statistically analyze, reconcile, and maintain each client's database, and reconcile the number of times each client is placed in the top ten, fifty, and one hundred placements in a user's search.

         Xtreme Webworks anticipates that a typical client, with sales ranging from $0 to $10 million, will require comprehensive services, including website designing and hosting. Such a client may also require continuous monitoring of search engine placement, altering its placement to accommodate business-specific "specials" to its customers, geographical penetration, "hits" and "hits with purchase" analyses, and website customization.

         Financing Activities

         Xtreme Webworks intends to finance its business strategy implementation through increased revenues, actively seeking new investors in the business, procurement of small business loans, and loans from the Directors as needed. The Company will seek additional employees who may be willing to accept equity compensation in exchange for lower salary compensation.

         Strategic Alliances

         Xtreme Webworks has re-located to a central area in Las Vegas, and expects to reach more businesses in this area. The Company is actively recruiting additional employees from educational institutions, such as the University of Nevada, Las Vegas, and the New Horizons Computer Learning Center. Xtreme Webworks has been invited to join the Social Register of Las Vegas, and is a member of The Chamber of Commerce in Las Vegas. Xtreme Webworks intends to form relationships with The Rotary Club, the entrepreneurial center, the School of Business, and the computer department at the University of Nevada, Las Vegas. The Company intends to create channels for the development of new marketing ideas and involvement with larger local businesses, in return for the creation of job opportunities for undergraduate and graduate students.

         Xtreme Webworks intends to form an alliance with an accounting firm in order to obtain auditing and consulting services. The Company is in the process of obtaining a CFO, and intends to use firms like Tatum Partners, in order to provide salary plus equity incentives to its potential employees. The Company wishes to use its alliances to penetrate into the network of local businesses requiring website promotion.

STRENGTHS AND WEAKNESSES

         Xtreme Webworks' strengths may be assessed by considering the following factors:

         Xtreme Webworks has passed the two-year mark, a time when many start-up companies fail. The Company currently has approximately 30 clients who pay a monthly fee for the Company's services. The original executive officers have remained with the Company, and are working to develop a myriad of programs to continue the Company's growth. The Company has grown from two employees to 4 full-time employees, 3 part-time employees, and 2 independent consultants. The Company has expanded their services to include website development, search engine placement, mass mailings, and publishing capabilities.

         Xtreme  Webworks'   weaknesses  may  be  assessed  by  considering  the
following factors:

         Xtreme Webworks is in its development stage, and therefore is still working with limited resources. The Company's sales and management personnel lack experience in operating the type of business which offers website promotion through search engine placement. Due to its limited staff, the Company's employees handle multiple tasks.

         Currently, the Company uses an outside certified public accountant and bookkeeping services to prepare its financial statements. However, as with many small companies, a limited number of accounting staff hinders internal controls. The Company compensates for this by direct involvement of officers and management to ensure an adequate system of internal controls exists. The Company is in the process of implementing an in-house integrated accounting software program to accommodate the increased number of financial transactions. Procedures and controls are being developed in conjunction with a certified public accountant to reduce reliance on outside bookkeeping services.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

         Some of the statements contained in this registration statement that are not historical facts are "forward-looking statements", which can be identified by the use of terminology such as "estimates", "projects", plans", "believes", "expects", "anticipates", "intends", or other variations, or by discussions of strategies that involve risks and uncertainties. The Company urges you to be cautious of forward-looking statements, and that such statements which are contained in this registration statement reflect the Company's current beliefs with respect to future events and involve known and unknown risks, uncertainties, and other factors affecting the Company's operations, market growth, services, and products. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks the Company faces, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

         The safe harbors provided by the Private Securities Litigation Reform Act do not apply to the forward-looking statements in this registration statement.

         Xtreme Webworks, in accordance with federal securities laws, will, in addition to the information expressly required to be included in this registration statement, add such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. This may include updating information in this registration statement, if such opinions or projections have become misleading as a result of intervening events.

RESULTS OF OPERATIONS

         COMPARISON OF OPERATIONS FOR YEAR ENDED 1999 AND YEAR ENDED 1998

         REVENUES. For the year ended December 31, 1999, revenues were approximately $31,000, an increase of approximately $11,000, or 55%, versus revenues of approximately $20,000 for the year ended December 31, 1998. The increase in revenues for the year of 1999 was due primarily to the decision to change the direction of the Company. (See Business Development and Summary.) Xtreme Webworks, formerly known as Shogun Advertising, decided to end its operations involving coupon advertising in calendars to begin developing a website design, hosting and promotion business.

         In May of 1998, the name of the Company was changed from Shogun Advertising to Xtreme Webworks. At this time, Xtreme Webworks began consulting work for clients, referring clients who needed website design services to website designers and hosting services.

         In 1999, Xtreme Webworks began to design and host websites internally on its own server. The Company acquired approximately 30 clients for website design and hosting. Due to increased cost of the Company's product and additional clients, revenues increased for the year of 1999.

         OPERATING EXPENSES. Operating expenses, as a percentage of revenues, increased to 305% for the year ended December 31, 1999 as compared to 176% for the year ended December 31, 1998. This increase in operating expenses for the year of 1999 occurred primarily due to the purchase of hardware and software computer equipment, including equipment to develop an internal network for hosting websites and to continue research and development for website promotion.

         NET PROFIT (LOSS). Net loss for the year ended December 31, 1999 increased by approximately $62,000 from the comparable period in the prior year primarily as a result of increased operating expenses due to the decision of the Company to begin in-house website design and hosting.

         COMPARISON OF OPERATIONS FOR FOUR MONTHS ENDED APRIL 30, 2000 AND FOUR MONTHS ENDED APRIL 30, 1999

         REVENUES. For the four months ended April 30, 2000, revenues were approximately $50,000, an increase of approximately $42,000, or 525%, versus revenues of approximately $8,000 for the four months ended April 30, 1999. The increase in revenues for the 2000 period was due primarily to the creation of a new website promotion product, resulting in additional clients, including Ready Reservations and Win-On-Us.

         OPERATING EXPENSES. Operating expenses, as a percentage of revenues, increased to 313% for the four months ended April 30, 2000 as compared to 216% for the four months ended April 30, 1999. This increase in operating expenses for the four months ended April 30, 2000 occurred primarily due to the research and development and Beta testing of a new website promotion product, including maintenance of the computer network for the promotion package.

         NET PROFIT (LOSS). Net loss for the four months ended April 30, 2000 increased by approximately $96,000 from the comparable period in the prior year primarily as a result of increased operating expenses, due to creation of a new website promotion product and the computer network maintaining the new product.

LIQUIDITY AND CAPITAL RESOURCES

         OVERVIEW. Management believes that the Company will be able to raise additional capital through the sale of stocks or procurements of loans in order to provide sufficient liquidity on a short-term basis to continue expansion of the business. On a long-term basis, management of the Company believes that, depending on future cash flow from operations, the Company may be required to secure additional financing.

         ASSETS AND LIABILITIES. As of April 30, 2000, the Company had assets of approximately $183,000, compared to approximately $200,000 as of December 31, 1999 and $171,000 as of December 31, 1998. This decrease was due primarily to a decrease in officer receivables and notes receivables. The Company's current liabilities increased from $31,000 as of December 31, 1999 to approximately $75,000 as of April 30, 2000, due primarily to an increase of accounts payable and subscriptions collected in advance.

Item 3.  Description of Property

         Xtreme Webworks' corporate offices are located at 8100 West Sahara Avenue, Suite 200, Las Vegas, Nevada 89117. On January 1, 2000, Xtreme Webworks entered into a lease agreement for approximately 900 square feet of office space, on a month-to-month basis, with a 30-day termination by notice option. The lease payments totaled approximately $990.00 per month.

         Xtreme Webworks has the option to increase rental space on an as-needed basis, with a corresponding increase in rental payments. The Company exercised this option on May 1, 2000, increasing its office space to approximately 990 square feet for approximately $1,100 per month. On July 1, 2000, the Company exercised this option again to increase its office space to approximately 1420 square feet for approximately $1600 per month.

         Xtreme Webworks currently occupies office space under a lease agreement between the Company and Shogun Investment Group, Ltd., of Las Vegas, County of Clark, Nevada. A co-owner of Shogun Investment Group, Donald C. Bradley, is a shareholder of Xtreme Webworks. The parties have agreed to allow Xtreme Webworks to accrue rental payments owed to Shogun Investment Group, Ltd. until the Company is in a position to submit all rental payments due.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

         The following table sets forth as of June 29, 2000 certain information regarding the beneficial ownership of the Company's common stock by:

1. Each person who is known to be a beneficial owner of more than 5% or more of the Company's stock;

2.       Each of the Company's directors and executive officers; and

3.       All of the Company's directors and executive officers as a group.

         Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse. No change in control is currently being contemplated.

Name and Address              Shares              Percentage of Shares
                         Beneficially Owned           Outstanding

Kathryn J. Livengood          75,000                      15.3%
1408 W. Shutter St.
Elreno, OK 73036

Jim Burgauer                  25,000                       5.1%
35 Pendleton Way
Bloomington, IL 61704

Total ownership               25,000                       5.1%
by officers
and directors
(1 individual)

Item 5.           Directors, Executive Officers, Promoters and Control Persons

A. The following table sets forth certain information with respect to each of our executive officers or directors:

Name                 Age     Position                          Appointed

Shaun Hadley         40      President/Director                March 15, 1998

Paul Hadley          43      Secretary/Director                March 15, 1998

Sherri Henderson     35      Treasurer/Director                March 15, 1998

James Burgauer       42      Director                          March 19, 2000

Douglas B. Myers     39      Director                          March 19, 2000

Kip Swan             48      Director                          March 19, 2000

Jeff Bradley         41      Director                          March 19, 2000

         Shaun and Paul Hadley are husband and wife. Shaun Hadley, Sherri Henderson, Jeff Bradley, and Kip Swan are sisters and brothers.

         The members of the Board of Directors of Xtreme Webworks serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers serve at the will of the Board of Directors. There are no agreements for any officer or director to resign at the request of any other person, and none of the officers or directors named below are acting on behalf of or at the direction of any other person.

         Insofar as the officers and directors are engaged in other business activities, management of the Company anticipates that they will be devoting a major amount of their time to Xtreme Webworks' affairs. None of the Company's officers or directors currently hold positions with other reporting companies. The officers and directors of Xtreme Webworks may, in the future, become shareholders, officers, or directors of other companies, which may be formed for the purpose of engaging in business activities similar to those conducted by Xtreme Webworks. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention, insofar as such opportunities may relate to Xtreme Webworks' proposed business operations. However, the Company does plan to implement a plan of this nature in the future.

B.      Work Experience

        Shaun Hadley, President and Director

     Ms. Shaun Hadley has an extensive financial and banking background. Ms. Hadley's experience in the banking industry began with Security Pacific Bank in 1989. After making significant advances to Staff Manager during her four year employment, Ms. Hadley transferred to U.S. Bank of Nevada, where she served as Corporate Services Officer. Ms. Hadley gained managerial and supervisory skills in the customer services department. Ms. Hadley developed and maintained deposit transaction relationships with banking customers. Ms. Hadley's experience includes employee training, problem-solving for banking clients, acting as a liaison between various banking divisions and subsidiaries to ensure and enforce cash management services and operational flow for banking institutions.

        Paul Hadley, Secretary and Director

        Mr. Paul Hadley currently acquires, designs, develops, and promotes websites. Before building a website promotion company, Mr. Hadley gained over ten years of experience in sales, marketing, and administration as a Sales and Loan Officer at West Coast Capital, and as a Sales Manager at Empire Marketing. Mr. Hadley has completed a variety of coursework at Southern Nevada Community
College, Computer City, Comp USA and New Horizons Learning Center involving Microsoft Word, Excel, Access, Win95, PC hardware and repair, Java, Unix, Adobe Photo Shop, web design, HTML, Corel 6, and Ventura 5.

        Sherri Henderson, Treasurer and Director

        Ms. Sherri Henderson  graduated from Salt Lake Community College with a
4.0 GPA. Ms. Henderson acted as medical assistant for OBGYN Associates, where she performed a wide variety of functions, including taking of patient histories, vital signs, medical charting, and scheduling of patient care. Ms. Henderson also assisted physicians with medical procedures and performed multiple office tasks. After providing day care in her home, Ms. Henderson currently is an independent sales representative for Salt Lake City Candle Company, performing scheduling of open houses, bookkeeping, and product deliveries.

        James Burgauer, Director

        Mr. James Burgauer received a Bachelor's Degree in Business Administration at the University of Illinois. Mr. Burgauer continued his education at Illinois State University, where he received his Master's Degree. Mr. Burgauer has extensive marketing and investment knowledge, and is the author of two books - "Do-It-Yourself Investor" and "Do-It-Yourself Investment Analysis".

        Douglas B. Myers, Director

        Mr. Douglas Myers attended the University of Illinois at Urbana-Champaign, where he majored in Computer Science and Engineering. Mr. Myers assisted with the development and implementation of a Point of Sale and a Back Office Accounting system at Ace Hardware. At SuperSoft, Inc., Mr. Myers re-developed computer software products to enhance their programs. Mr. Myers transferred to SubLogic Corporation, where he became Director of Engineering. Mr. Myers developed the Airline Transport Pilot and Flight Light simulation systems, bringing SubLogic to the forefront of the 3-D simulation industry. Currently, Mr. Myers serves and President and Direct of Development for Docu-Management Corporation.

        Kip Swan, Director

        Mr. Kip Swan has over 22 years of experience in the office products industry, including sales and marketing experience. Mr. Swan has served as Account Executive and Distribution Manager for United Stationers, and as Purchasing, Inventory, and Warehouse Manager for Boise Cascade Office Products. His responsibilities included employee supervision, overseeing all functions including accounting, expense budgets, computers, warehouse inventories, and product distribution. Mr. Swan also has 5 years of experience as a 50% Equity Managing Partner in real estate sales, land development, and new construction.

        Jeff W. Bradley, Director

        Mr. Jeff W. Bradley has served as Secretary of ASTIR, Inc. since June of 1998. Mr. Bradley has served as Secretary and Director of Accord Financial Group since May of 1996 and Secretary and Director for Accord Commercial Real Estate since November of 1996. Mr. Bradley has served as Manager of Accord in the sales and investing department for commercial real estate and property. Mr. Bradley has also served as Treasurer and Director of Shogun Investment Group, Ltd. since March 1994. Mr. Bradley is currently a consultant with Shogun and is active in searching for possible merger candidates for companies that have been cleared by the NASD to trade on the OTC-BB market. In the past five years he was instrumental in finding buyers for the following companies: in 1994, Ross Custom Electronics Of Nevada (now American Casinos International, Inc.), OTC BB (ACII); in 1996, Triple "D" Court, Inc. of Wyoming (now Video Stream International), OTC BB (VSTM); in 1997, Perfect Future, Ltd. of Nevada (now Eduverse Accelerated Learning Systems, Inc.), OTC BB (EDUV) and Rhodes Wolters & Associates, Inc. of Nevada (now The Majestic Companies, Inc.), OTC BB (MJXC); in 1998, Capital Placement Specialists, Inc. of Utah (now Converge Global, Inc.), OTC BB (CVRG) and Metro Match, Inc, of Nevada, OTC BB (MTMH); Treasurer of Noble Onie, Inc., a Nevada Corp. (now National Capital Companies), and President of Roller Coaster, Inc., a Nevada Corp. (now San Diego Soccer Development). Mr. Bradley also serves as President and Director of A Gourmet Tour, Inc., a Nevada Corporation, since September of 1998. Mr. Bradley has acquired licensing to operate a tour business in Nevada. Mr. Bradley is also an Officer in the following inactive corporations: Secretary of Accord Investment and Development Group, a Nevada Corp.; Treasurer of Grand Sports International, Ltd., a Nevada Corp.; President of High Desert Land Development, Inc., a Nevada Corp; and Treasurer of Stealth Holding, Inc., a Nevada Corp.

Item 6.  Executive Compensation

         Currently, Shaun Hadley, President and Director, and Paul Hadley, Secretary and Director, are the only directors and executive officers to receive any type of compensation from the Company. No officer or director has received any type of long-term compensation. The Company expects to initiate compensation packages, including stock option plans and compensations on a cash incentive basis.

Remuneration of Directors and Executive Officers

Name            Year      Capacities in which                Annual
                         Remuneration was Recorded        Compensation
------------    ----     -------------------------        ------------
Shaun Hadley    1999        President, Director            $ 19,630
                2000                                       $ 38,175

Paul Hadley     1999        Secretary, Director            $ 87,150
                2000                                       $ 38,175

Item 7.  Certain Relationships and Related Transactions

         Xtreme Webworks currently occupies office space under a lease agreement between the Company and Shogun Investment Group, Ltd., of Las Vegas, County of Clark, Nevada. Donald C. Bradley, a co-owner of Shogun Investment Group, is a shareholder of Xtreme Webworks.

         The parties have agreed to allow Xtreme Webworks to accrue rental payments owed to Shogun Investment Group, Ltd. until the Company is in a position to submit all rental payments due.

     World Stock Watch is a primary client of Xtreme Webworks. The co-owner of World Stock Watch, Donald C. Bradley, is a shareholder of Xtreme Webworks.

Item 8.  Description of Securities

         The Company's Articles of Incorporation authorizes the issuance of 25,000,000 shares of common stock, par value $.001. To date, there are 490,459 common shares issued and outstanding. The Company has not issued preferred stock.

         All shares of common stock have equal voting rights and, when validly issued and outstanding, are entitled to one voter per share in all matters to be voted upon by shareholders. The shares of common stock have no pre-emptive, subscription, conversion, or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of common stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of common stock will not be able to elect any directors.

         In the event of liquidation of Xtreme Webworks, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of Xtreme Webworks' common stock issued and outstanding are fully paid and non-assessable. Holders of the common stock are entitled to share pro rata in dividends and distributions with respect to the common stock, as may be declared by the Board of Directors out of funds legally available therefore.

         As of the date if this report, all of the issued and outstanding shares of Xtreme Webworks' common stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         Xtreme Webworks is filing this registration statement to enhance investor protection and to provide information if a trading market commences. On December 11, 1997, the National Association of Securities Dealers, Inc. (NASD) announced that its Board of Governors had approved a series of proposed changes for the Over the Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which were approved by the Securities and Exchange Commission on January 5, 1999, allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board.

         The Company is filing this registration statement voluntarily with the intention of establishing the fully reporting status with the Securities and Exchange Commission. The fully reporting status is a necessary step in accomplishing the Company's goal of having its stock listed on the OTC Bulletin Board in the future. Consequently, the Company will continue to voluntarily file all necessary reports and forms as required by existing legislation and SEC rules. In accordance with OTC Bulletin Board requirements, the Company will file a Disclosure and Information Statement pursuant to the SEC Rule 15c2-11 with the NASD.

         No public trading market exists for the Company's securities and all of its outstanding securities are restricted securities as defined in Rule 144. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Market Price

         Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, promulgated under the Securities Act of 1934, which established the definition of a "penny stock", for purposes relevant to Xtreme Webworks, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, is subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

(i) that a broker or dealer approve a person's account for transactions in penny stocks; and

(ii) the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

         In order to approve a person's account for transaction in penny stocks, the broker or dealer must:

(i) obtain financial information and investment experience and objectives of the person; and

(ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

         The broker or dealer must also deliver, prior to any transaction in penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form:

(i) sets forth the basis on which the broker or dealer made the suitability determination; and

(ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements must be sent disclosing recent pricing information for the penny stock held in the account and information about the limited market in penny stocks.

Holders

         To date, the Company has 37 stockholders of record.

Reports to Shareholders

         The Company will furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as determined to be appropriate or as may be required by law. Upon the effectiveness of this registration statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934. Consequently, the Company will file all necessary reports and forms as required by existing legislation and SEC rules.

Transfer Agent and Registrar

         The Transfer Agent for our shares of common voting stock is Holladay Stock Transfer, Inc., 2939 North 67th Place, Scottsdale, Arizona, 85251,
(480)481-3940.

Item 2.  Legal Proceedings

         The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

Item 3.  Changes in and Disagreements with Accountants

         As of June 29, 2000, the Company has not changed accountants since its formation, and management has had no disagreements with the findings of its accountants.


Item 4.  Recent Sales of Unregistered Securities

         The Company has sold its common stock to the persons listed in the table below in transactions during the last three years without registration, summarized as follows:



Purchaser                   Per Share    Purchase Amount     Date of Purchase    Shares
---------                   ---------    ---------------     ----------------    ------

Donald C. Bradley           $1.00        $ 17,600             5/08/2000          17,600

Jeff Bradley                $1.00        $ 17,600             5/08/2000          17,600
1522 Marita Dr.
Boulder City, NV 89005

Shirlene Bradley            $1.00        $ 17,600             5/08/2000          17,600

Laurie Brown                $1.00        $  5,000            12/01/1998           5,000
3425 W. Maule Ave.
Las Vegas, NV 89118

Jim Burgauer                $1.00        $ 25,000             5/08/2000          25,000
35 Pendleton Way
Bloomington, IL 61704

Debra Buxton                $1.00        $ 12,000             1/01/2000          12,000
2325 Windmill Pkwy #322
Henderson, NV 89014

Diane Cambell               $1.00        $  5,000            12/01/1998           5,000
4356 Avondale Ave.
Las Vegas, NV 89121

Kim Gundry                  $1.00        $  2,500            12/01/1998           2,500
805 Sirlein Dr.
Sandy, UT 84093

Cheryl Heath                $1.00        $ 12,000             1/01/2000          12,000
22915 Summerhouse Ct #105
Novi, MI 48375

Jean Hunt                   $1.00        $ 11,000            12/01/1998          11,000
8612 Journal Ct
Las Vegas, NV 89117

Bruce Iorio                 $1.00        $  8,300             5/08/2000           8,300

Kathryn J. Livengood        $1.00        $ 75,000             9/01/1999          75,000
1406 W. Shutter
Elreno, OK 73036

Matt Marlon                 $1.00        $ 10,643             5/08/2000          10,643

Pamela Montgomery           $1.00        $  2,900            10/01/1999           2,900
2201 So. Tenaya
Las Vegas, NV 89117



Purchaser                   Per Share    Purchase Amount     Date of Purchase    Shares
---------                   ---------    ---------------     ----------------    ------

James Nagai                 $1.00        $ 12,400             1/01/2000          12,400
8386 Vista Colorado St.
Las Vegas, NV 89123

Julie Nagai                 $1.00        $ 12,350             1/01/2000          12,350
8386 Vista Colorado St.
Las Vegas, NV 89123

Michael Olsen               $1.00        $ 10,000            12/01/1998          10,000
7350 So. 2642 West
West Jordan, UT 84084

Dennis Pearson              $1.00        $ 12,000            12/01/1998          12,000
1384 Park Street
Salt Lake City, UT 84105

Gary Pickett                $1.00        $  6,330             5/08/2000           6,330

Blythe Pritchett            $1.00        $  2,550            10/01/1999           2,550
4255 No. Nellis #10
Las Vegas, NV 89115

Danny Stoker                $1.00        $ 15,000            12/01/1998          15,000
3591 So. 300 East
Salt Lake City, UT 84115

Cynthia Stone               $1.00        $  7,400            12/01/1998           7,400
5034 So. Rainbow Blvd #103
Las Vegas, NV 89118

Ryan Taraska                $1.00        $  4,200             5/08/2000           4,200

Rhonda Taylor               $1.00        $  2,500            12/01/1998           2,500


         Each of the sales was made for cash as listed above. All of the sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933, as amended, and are restricted by Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding Common Stock, or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of Xtreme Webworks.

         These shares were issued without solicitation to friends and relatives of the Company's officers and directors who desired to assist in the building of the Company. The Company had reasonable grounds to believe prior to making an offer to the above investors, and did in fact believe, when such investments were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. All such sales were effected without the aid of underwriters, and no sales commissions were paid. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, in accordance with Rule 144.

Item 5.  Indemnification of Directors and Officers

         Except for acts or omissions which involve intentional misconduct, fraud, or known violations of law, or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to Xtreme Webworks, or its stockholders for damages for breach of fiduciary duty as a director or officer. Xtreme Webworks, may indemnify any person for expenses incurred, including attorneys' fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of Xtreme Webworks, and for acts for which the person had no reason to believe his or her conduct was unlawful. Xtreme Webworks may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors or persons controlling Xtreme Webworks, pursuant to the foregoing, Xtreme Webworks has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and therefore unenforceable.

PART F/S

The following documents are filed as part of this report:


                                 XTREME WEBWORKS
                          (A Development Stage Company)

                              FINANCIAL STATEMENTS

                                December 31, 1998
                                December 31, 1999
                                 April 30, 2000


                                TABLE OF CONTENTS


                                                                        Page
                                                                       ------
Independent Auditor's Report                                            F-1

Financial Statements

         Balance Sheets                                                 F-2

         Statements of Operations                                       F-3

         Statements of Stockholders' Equity                             F-4

         Statements of Cash Flows                                       F-5

         Notes to Financial Statements                                  F-7

INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Xtreme Webworks
Las Vegas, Nevada


     I have audited the accompanying balance sheets of Xtreme Webworks (a development stage company) as of April 30, 2000, December 31, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for each of the years then ended and the four month period ended April 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Xtreme Webworks (A Development Stage Company) as of April 30, 2000, December 31, 1999 and December 31, 1998, and the results of its operations and cash flows for the years then ended and the period ended April 30, 2000, in conformity with generally accepted accounting principles.


/s/ KURT D. SALIGER
-------------------
    KURT D. SALIGER
    CERTIFIED PUBLIC ACCOUNTANT

Kurt D. Saliger
Certified Public Accountant
May 16, 2000

Las Vegas, Nevada

                                 XTREME WEBWORKS
                          (A Development Stage Company)
                                 BALANCE SHEETS

                                                                         April 30,            December 31,          December 31,
                                                                         2000                 1999                  1998
ASSETS
CURRENT ASSETS
        Cash                                                             $     4,055          $     1,678           $       496
        Accounts receivable                                                   17,200                    0                     0
        Officer receivable                                                    70,454              101,218                73,633
        Notes receivable                                                      15,009               21,748                24,000
        Prepaid assets                                                         1,500                    0                     0
                                                                         -----------          -----------           -----------
                TOTAL CURRENT ASSETS                                     $   108,218          $   124,644           $    98,129

PROPERTY AND EQUIPMENT, NET                                              $     2,503          $     2,708           $       394

NON-MARKETABLE SECURITIES                                                $    72,330          $    72,330           $    72,355
                                                                         -----------          -----------           -----------
                TOTAL ASSETS                                             $   183,051          $   199,682           $   170,878
                                                                         ===========          ===========           ===========

        LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
        Accounts payable                                                 $     6,015          $         0           $         0
        Accrued liabilities                                                    7,379                    0                     0
        Subscriptions collected in advance                                    61,600               31,000                     0
                                                                         -----------          -----------           -----------
                TOTAL CURRENT LIABILITIES                                $    74,994          $    31,000           $         0

LONG-TERM DEBT                                                           $         0          $         0           $         0
STOCKHOLDERS' EQUITY
        Common stock: $.001 par value;
        authorized 50,000,000 shares;
        issued and outstanding
        253,986 shares at December 31, 1998                                                                         $       254
        334,436 shares at December 31, 1999;                                                  $       334
        383,186 shares at April 30, 2000;                                $       383
        Additional Paid In Capital                                       $   382,802          $   334,101           $   253,732
        Accumulated deficit during development stage                     $  (275,128)          $ (165,753)           $  (83,108)
                                                                         -----------          -----------           -----------
                TOTAL STOCKHOLDERS' EQUITY                               $   108,057          $   168,682           $   170,878
                                                                         -----------          -----------           -----------
                TOTAL LIABILITIES AND
                STOCKHOLDERS' EQUITY                                     $   183,051          $   199,682           $   170,878
                                                                         ===========          ===========           ===========



See Accompanying Notes to Financial Statements.

                                 XTREME WEBWORKS
                          (A Development Stage Company)
                            STATEMENTS OF OPERATIONS


                                            For the four months                         For the year               August 14, 1994
                                              ended April 30                         ended December 31             (inception) to
                                                                                                                   April 30,
                                   2000                1999 (unaudited)    1999                1998                2000
                                   -----------------   -----------------   -----------------   -----------------   -----------------
REVENUES                                    $ 48,541             $ 8,227            $ 30,824            $ 20,351            $113,972
INTEREST INCOME                                2,898               3,224               9,442               6,541              23,970
                                   -----------------   -----------------   -----------------   -----------------   -----------------
                                            $ 51,439            $ 11,451            $ 40,266            $ 26,892            $137,942

OPERATING EXPENSES
Selling, general and administrative         $160,608            $ 24,719            $122,296            $ 47,154            $411,264
Depreciation                                     205                  66                 615                 197               1,806
                                   -----------------   -----------------   -----------------   -----------------   -----------------
TOTAL OPERATING EXPENSES                    $160,814            $ 24,785            $122,911            $ 47,351            $413,070
                                   -----------------   -----------------   -----------------   -----------------   -----------------
(LOSS) FROM OPERATIONS                    $(109,375)          $  (13,334)          $ (82,645)          $ (20,460)         $(275,128)

OTHER INCOME (EXPENSE)
Gain on sales of assets                            0                   0                   0                   0                   0
Interest expense                                   0                   0                   0                   0                   0
                                   -----------------   -----------------   -----------------   -----------------   -----------------
(LOSS) BEFORE INCOME TAXES                $(109,375)          $ (13,334)          $ (82,645)          $ (20,460)          $(275,128)
Income Taxes                                      0                   0                   0                   0                    0
                                   -----------------   -----------------   -----------------   -----------------   -----------------
NET PROFIT (LOSS)                         $(109,375)          $ (13,334)          $ (82,645)          $ (20,460)          $(275,128)
                                   =================   =================   =================   =================   =================

NET PROFIT (LOSS) PER SHARE               $ (0.2854)          $ (0.0525)          $ (0.2947)          $ (0.1079)          $ (1.3544)
                                   =================   =================   =================   =================   =================
Average Number of Shares
of Common Stock Outstanding                  383,186             253,986             280,428             189,565             203,136
                                   =================   =================   =================   =================   =================




See Accompanying Notes to Financial Statements.

                                 XTREME WEBWORKS
                          (A Development Stage Company)
                  STATEMENT  OF CHANGES IN  STOCKHOLDERS'  EQUITY
      For the period from inception to December 31, 1997, the years ended December 31, 1999 and 1998 and the four months ended April 30, 2000





                                            Common Stock                                                    (Deficit)
                                            -------------                             Additional            Accumulated
                                            Number of                                 Paid-In               During
                                            Shares               Amount               Capital               Development Stage
                                            ------------------   ------------------   -------------------   ------------------
Balance at December 31, 1997                           183,586                $ 184             $ 183,402           $ (62,648)

Various 1998 dates
Issued for cash                                         70,400                $  70             $ $70,330

Net (Loss), 12-31-98                                                                                                  (20,460)
                                            ------------------   ------------------   -------------------   ------------------

Balance at December 31, 1998                           253,986                $ 254             $ 253,732           $ (83,108)


Various 1999 dates
Issued for cash                                         80,450                $  80               $80,369

Net (Loss), 12-31-99                                                                                                  (82,145)
                                            ------------------   ------------------   -------------------   ------------------
Balance at December 31, 1999                           334,436                $ 334             $ 334,101           $(165,753)

January 1, 2000
Common stock issued for cash                            31,000                $  31               $30,969

January 1, 2000
Issued for services                                     17,750                $  18               $17,732

Net (Loss), 04-30-00                                                                                                 (109,375)
                                            ------------------   ------------------   -------------------   ------------------

Balance at April 30, 2000                              383,186                $ 383             $ 382,802           $(275,128)
                                            ==================   ==================   ===================   ==================



See Accompanying Notes to Financial Statements.

                                 XTREME WEBWORKS
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS

                                                  For the four months                   For the year               August 14, 1994
                                                    ended April 30                    ended December 31            (inception) to
                                                                                                                   April 30,
                                           2000              1999              1999              1998              2000
                                                             (unaudited)
                                           ---------------   ---------------   ---------------   ---------------   ---------------
Cash Flows From Operating Activities
   Cash received from customers                   $ 41,341           $ 8,227          $ 30,824          $ 20,351         $ 106,771
   Cash paid to suppliers and vendors            (140,964)           (4,719)         (122,296)          (47,155)         (353,630)
   Interest received                                                                                                           734
                                           ---------------   ---------------   ---------------   ---------------   ---------------
   Net cash provided by (used in)               $ (99,623)           $ 3,508        $ (91,472)        $ (26,804)        $(246,125)
      operating activities


Cash Flows From Investing Activities
   Net borrowings (payments to)                   $ 40,400        $ (22,840)        $ (15,866)        $ (43,208)        $ (62,227)
      related parties
   Purchase of equipment                                 0                 0           (2,930)                 0           (4,309)
   Purchase of investment securities                     0                 0                0                  0          (72,330)
                                           ---------------   ---------------   ---------------   ---------------   ---------------
   Net cash provided by (used in)                 $ 40,400        $ (22,840)        $ (18,796)        $ (43,208)        $(138,866)
      investing activities


Cash Flows From Financing Activities
   Issuance of common stock                       $      0          $      0          $ 80,450          $ 70,400          $296,446
   Proceeds from subscriptions in advance           61,600            20,350             3,100                 0            92,600
                                           ---------------   ---------------   ---------------   ---------------   ---------------
   Net cash provided by financing                 $ 61,600          $ 20,350          $111,450          $ 70,400          $389,046
      activities

   Net increase (decrease) in cash                 $ 2,377           $ 1,018           $ 1,182            $  388           $ 4,055

   Cash and cash equivalents
      at beginning of period                       $ 1,678            $  496            $  496            $  108           $     0
                                           ---------------   ---------------   ---------------   ---------------   ---------------
   Cash and cash equivalents
      at end of period                             $ 4,055           $ 1,514           $ 1,678            $  496           $ 4,055
                                           ===============   ===============   ===============   ===============   ===============


See Accompanying Notes to Financial Statements

                                 XTREME WEBWORKS
                          (A Development Stage Company)
                            STATEMENTS OF CASH FLOWS


                                                  For the four months                   For the year               August 14, 1994
                                                    ended April 30                    ended December 31            (inception) to
                                                                                                                   April 30,

                                           2000              1999              1999              1998              2000
                                                             (unaudited)
                                           ---------------   ---------------   ---------------   ---------------   ---------------

Reconciliation of net loss to net cash
(used in) operating activities

Net loss                                      $(109,375)          $ (13,334)        $ (82,645)         $(20,460)       $ (275,128)
Adjustments to reconcile net (loss) to
   cash (used in) operating activities:
   Depreciation                                       205                 66               615               197             1,806
   Stock issued as compensation                    17,751                  0                 0                 0            55,491
   Change in assets and liabilities
   (Increase) in accounts receivable             (17,200)                  0                 0                 0          (17,200)

   (Increase) decrease in officers and
      notes receivable                            (2,898)             16,776           (9,442)           (6,541)          (22,988)
   (Increase) in prepaid assets                   (1,500)                  0                 0                 0           (1,500)
   Increase in accounts payable                     6,015                  0                 0                 0             6,015
   Increase in accrued liabilities                  7,379                  0                 0                 0             7,379
                                           ---------------   ---------------   ---------------   ---------------   ---------------

Net cash provided by (used in)
operating activities                            $ (99,623)           $ 3,508        $ (91,472)          $(2,103)        $(246,125)
                                           ===============   ===============   ===============   ===============   ===============





See Accompanying Notes to Financial Statements.

                                 Xtreme Webworks
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business

Xtreme Webworks ("Company") was organized August 14, 1994 under the laws of the State of Nevada, under the name Shogun Investment Group, Ltd. The Company designs and hosts Internet websites, and designs and publishes online and printed newsletters. On May 10, 1998, the Company changed it name to Xtreme Webworks. The Company currently has insignificant operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises," is considered a development stage company. In the development stage, all pre-operating costs have been expensed as incurred.

A summary of the Company's significant accounting policies is as follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Interim Financial Statements

The financial statements for the four months ended April 30, 1999 are unaudited and should be read in conjunction with the Company's annual financial statements for the years ended December 31, 1999 and 1998 and the four months ended April 30, 2000. Such interim statements have been prepared in conformity with the rules and regulations of the Securities and Exchange Commission. Certain disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations pertaining to interim financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation have been included. The results of operations of any interim period are not necessarily indicative of the results of operations for the full year.

Cash

For the Statements of Cash Flows, all highly liquid investments with maturity of three months of less are considered to be cash equivalents. There were no cash equivalents as of April 30, 2000, April 30, 1999, December 31, 1999, December 31, 1998.

Income taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Due to the inherent uncertainty in forecasts of future events and operating results, the Company has provided for a valuation allowance in an amount equal to gross deferred tax assets resulting in no net deferred tax assets at April 30, 2000, April 30, 1999, December 31, 1999 and December 31, 1998.

Property and Equipment

Property and Equipment is stated at cost. Depreciation is recorded using the straight line method over the useful life of the asset of seven years.

Officer and Notes Receivable

Officer receivables represent advances to directors or officers of the Company. Compensation to the officers are expensed as services are performed. The receivables bear an interest rate of 10% per annum.

Notes receivable represents loans companies controlled or owned by directors or officers of the Company. The notes are unsecured and due on demand by the Company. The notes bear an interest rate of 10% per annum.

Non-Marketable Securities

The Company holds stock interest in non-marketable securities, primarily in non-public companies controlled or owned by directors or officers of the Company. Investments are held at cost.

Revenue Recognition

The Company hosts web sites or places advertising on the internet for clients. These services require the payment of monthly or quarterly fees by the customers. Revenues are recognized on a monthly basis, as the fees become due or non-refundable to the client. The Company also designs web sites and assists in publishing both online and printed newsletters. Revenue for these services is recognized as services are performed and accepted by the client and collection of the resulting receivable is reasonably assured.

Software Development Costs

Website development and other computer software costs are primarily marketed for use by clients. The Company expenses these costs in the period incurred in accordance with Statement of Financial Accounting Standard (SFAS) No. 86, "Accounting for the Costs of Computer Software to be Sole, Leased, or Otherwise Marketed."

Note 2. Stockholders' Equity

Common stock

The authorized common stock of the Company consists of 50,000,000 shares with par value of $0.001. The company had stock issued and outstanding on April 30, 2000, 383,186 shares; April 30, 1999, 253,986 shares; December 31, 1999, 334,436 shares; December 31, 1998 253,986 shares. The Company has not authorized any preferred stock.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net loss per common share

Net loss per share is calculated in accordance with SFAS No. 128, "Earnings Per Share." The weighted-average number of common shares outstanding during each period is used to compute basic loss per share. Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding. Dilutive potential common shares are additional common shares assumed to be exercised.

Basic net loss per common share is based on the weighted average number of shares of common stock outstanding. Weighted average number of shares outstanding for the four months ended April 30, 2000 and 1999 were 383,186 and 253,986 respectively. Weighted average number of shares outstanding for the years ending December 31, 1999 and 1998 were 280,428 and 189,565 respectively. Weighted average number of shares outstanding for the period from date of inception through April 30, 2000 were 203,136 shares. As of April 30, 2000 and 1999 and December 31, 1999 and 1998, the Company had no dilutive potential common shares.

Note 3.      Related Party Transactions
During the four months ended April 30, 2000, the Company published an online magazine for a related party and began design work on an internet web site for the same related party. Related party revenues and expenses recorded for the period ending April 30, 2000 were $37,500 and 24,090, respectively. Accounts receivable from related parties included in trade receivables is $15,000 at April 30, 2000.

Note 4.       Restatement
In October 2000, the Company discovered accounting errors in the proper treatment of certain transactions. As a result of these findings, the Company's financial statements reflect amounts that are restated from those previously reported in its interim report for the four months ended April 30, 2000, and the fiscal years ended December 31, 1999 and 1998.

Accumulated deficit at December 31, 1997 have been restated by net expenses of $34,233 to correct adjustments to common stock. Net loss for the four months ended April 30, 2000 and the years ended December 31, 1999 and 1998 were restated by $1,935, $42,927, and $2,001, respectively for additional expenses.

PART III.

The following exhibits are filed as part of this report:

Description                         Exhibit No.*                  Page
-----------                         ------------                  ----

Articles of Incorporation               3.1                       E-2
  of Xtreme Webworks
  (formerly known as
   Shogun Advertising, Inc.)

Bylaws of Xtreme Webworks               3.2                       E-5
  (formerly known as
   Shogun Advertising, Inc.)

Material Contracts

  Service Agreement                    10.1                       E-21

  Lease Agreement                      10.2                       E-23
   (with attached exhibits)

Financial Data Schedule                27.1


* Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-B for a Registration Statement on Form 10-SB.

EXHIBIT 3.1


                            ARTICLES OF INCORPORATION
                                       OF
                            SHOGUN ADVERTISING, INC.

         We, the undersigned natural persons of the age of 21 years or more acting as incorporators of a corporation under the Nevada Business Corporation Act, adopt the following Articles of Incorporation for such a corporation.

                                    ARTICLE I

     The name of the corporation hereby formed shall be:

     Shogun Advertising, Inc.

                                   ARTICLE II

     The period of its duration shall be perpetual.

                                   ARTICLE III

         The purposes for which the corporation is organized are to engage primarily in any type of business, investment or other pursuit or activity, whether retail or wholesale, whether commercial or industrial; and to perform any and all other lawful acts or purposes as are or may be granted to corporate entities under the laws of the State of Nevada and by any other state or foreign country. The corporation may conduct its business anywhere within the States of the United States or in any foreign country, without in any way limiting the foregoing powers. It is hereby provided that the corporation shall have the power to do any and all acts and things that may be reasonably necessary or appropriate to accomplish any of the foregoing purposes for which the corporation is formed.

                                   ARTICLE IV

         The aggregate number of share which the corporation shall have the authority to issue is 50,000,000 shares (fifty million) of common stock at par value of .001 per share, or total capitalization of $50,000.00.

         There shall be no cumulative voting, and all pre-emptive rights are denied. Each share shall entitle the holder thereof to one vote at all meetings of the stockholders.

         Stockholders shall not be liable to the corporation or its creditors for any debts or obligations of the corporation.

                                    ARTICLE V

         The corporation shall not commence business until at least $1,000.00 has been received by it as consideration for the issuance of shares.

                                   ARTICLE VI

         The principal place of business and the principal office of the corporation shall be 5000 West Oakey, #C2, Las Vegas, NV, 89102. Branch offices or other places of business may be established elsewhere in the State of Nevada or without the State of Nevada and in the United States or without the United States as the Board of Directors may determine.

                                   ARTICLE VII

         Provisions  for  the  regulations  of  the  internal   affairs  of  the
corporation will be contained in By-laws appropriated by the Board of Directors.

                                  ARTICLE VIII

         The address of the initial registered office of the corporation and the name of its initial registered agent is, Raymond Girard, 5000 West Oakey Suite C-2, Las Vegas, NV, 89102.

                                   ARTICLE IX

         The initial shareholders and directors shall be:

         W. Kirk Bastian            President/Director

         Gay Bastian                Vice President

         Lou Arko                   Secretary-Treasurer

                                    ARTICLE X

         The name and address of the sole incorporators are:

         W. Kirk Bastian            1532 E. Topaz Rd.
                                    St. George, UT 84770

         Gay Bastian                1532 E. Topaz Rd.
                                    St. George, UT 84770

         Lou Arko                   1532 E. Topaz Rd.
                                    St. George, UT 84770



/s/ W. KIRK BASTIAN                  /s/ GAY BASTIAN
-------------------                  ---------------
    W. KIRK BASTIAN                      GAY BASTIAN
    INCORPORATOR                         INCORPORATOR

/s/ LOU ARKO
------------
    LOU ARKO
    INCORPORATOR

STATE OF NEVADA)
               :
COUNTY OF CLARK)

         On August 15, 1994, W. Kirk Bastian, Gay Bastian and Lou Arko personally appeared before me, who being duly sworn by me first, declared they have read the foregoing document as an incorporator and that the statements contained therein are true.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 15th day of August, 1994.

                                            /s/ AMANDA BRADLEY
                                            ------------------
                                                AMANDA BRADLEY
                                                NOTARY PUBLIC

Official Seal
Amanda Bradley
Notary Public
State of Nevada
County of Clark
My Appointment Expires May 2, 1995

EXHIBIT 3.2


                                     BYLAWS

                                       OF

                            SHOGUN ADVERTISING, INC.

                              A Nevada Corporation

                                    ARTICLE I

                                     Offices
Section 1.

The registered office of this corporation shall be in the County of Clark, State of Nevada.

Section 2.

The corporation may also have offices at such other places both within and without the State of Nevada as the Board of Directors may from time to time determine or the business of the corporation may require.

                                   ARTICLE II

                            Meetings of Stockholders
Section 1.

All annual meetings of the stockholders shall be held at the registered office of the corporation or at such other place within or without the State of Nevada as the directors shall determine. Special meetings of the stockholders may be held at such time and place within or without the State of Nevada as shall be stated in the notice of the meeting, or in a duly executed waiver of notice thereof.

Section 2.

Annual meeting of the stockholders, commencing with the year 1995 shall be held on the 15th day of August each year if not a legal holiday and, if a legal holiday, then on the next secular day following, or at such other time as may be set by the Board of Directors from time to time, at which the stockholders shall elect by vote a Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Articles of Incorporation, may be called by the President or the Secretary by resolution of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose of the proposed meeting.

Section 4.

Notices of meetings shall be in writing and signed by the President or a Vice-President or the Secretary or an Assistant Secretary or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time and the place, which may be within or without this State, where it is to be held. A copy of such notice shall be either delivered personally to or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten nor more than sixty days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. In the event of the transfer of stock after delivery of such notice of and prior to the holding of the meeting it shall not be necessary to deliver or mail notice of the meeting to the transferee.

Section 5.

Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 6.

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Articles of Incorporation. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the Stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

Section 7.

When a quorum is present or represented at any meeting, the vote of the holders of a majority of the stock having voting power present in person or represented by proxy shall be sufficient to elect directors or to decide any question brought before such meeting, unless the question is one upon which by express provision of the statutes or of the Articles of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 8.

Each stockholder of record of the corporation shall be entitled at each meeting of stockholders to one vote for each share of stock standing in his name on the books of the corporation. Upon the demand of any stockholder, the vote for directors and the vote upon any question before the meeting shall be by ballot.

Section 9.

At any meeting of the stockholders any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No proxy or power of attorney to vote shall be used to vote at a meeting of the stockholders unless it shall have been filed with the secretary of the meeting when required by the inspectors of election. All questions regarding the qualification of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by the inspectors of election who shall be appointed by the Board of Directors, or if not so appointed, then by the presiding officer of the meeting.

Section 10.

Any action which may be taken by the vote of the stockholders at a meeting may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power, unless the provisions of the statutes or of the Articles of Incorporation require a greater proportion of voting power to authorize such action in which case such greater proportion of written consents shall be required.

ARTICLE III

Directors

Section 1.

The business of the corporation shall be managed by its Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 2.

The number of directors,  which shall constitute the whole board, shall be Seven
(7). The number of directors may from time to time be increased or decreased to not less than one nor more than fifteen by action of the Board of Directors. The directors shall be elected at the annual meeting of the stockholders and except as provided in Section 2 of this Article, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

Section 3.

Vacancies in the Board of Directors including those caused by an increase in the number of directors, may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the stockholders. The holders of a two-thirds of the outstanding shares of stock entitled to vote may at any time peremptorily terminate the term of office of all or any of the directors by vote at a meeting called for such purpose or by a written statement filed with the secretary or, in his absence, with any other officer. Such removal shall be effective immediately, even if successors are not elected simultaneously and the vacancies on the Board of Directors resulting therefrom shall be filled only by the stockholders.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in case of the death, resignation or removal of any directors, or if the authorized number of directors be increased, or if the stockholders fail at any annual or special meeting of stockholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

The stockholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the Board of Directors accepts the resignation of a director tendered to take effect at a future time, the Board or the stockholders shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of his term of office.

                                   ARTICLE IV

                       Meetings of the Board of Directors

Section 1.

Regular meetings of the Board of Directors shall be held at any place within or without the State which has been designated from time to time by resolution of the Board or by written consent of all members of the Board. In the absence of such designation regular meetings shall be held at the registered office of the corporation. Special meetings of the Board may be held either at a place so designated or at the registered office.

Section 2.

The first meeting of each newly elected Board of Directors shall be held immediately following the adjournment of the meeting of stockholders and at the place thereof. No notice of such meeting shall be necessary to the directors in order legally to constitute the meeting, provided a quorum be present. In the event such meeting is not so held, the meeting may be held at such time and place as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 3.

Regular meetings of the Board of Directors may be held without call or notice at such time and at such place as shall from time to time be fixed and determined by the Board of Directors.

Section 4.

Special meetings of the Board of Directors may be called by the Chairman or the President or by any Vice-President or by any two directors.

Written notice of the time and place of special meetings shall be delivered personally to each director, or sent to each director by mail or by other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty--four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and per~onal notice to such director.

Section 5.

Notice of the time and place of holding an adjourned meeting need not be given to the absent directors if the time and place be fixed at the meeting adjourned.

Section 6.

The transactions of any meeting of the Board of Directors, however called and noticed or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, or a consent to holding such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 7.

A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board of directors, unless a greater number be required by law or by the Articles of Incorporation. Any action of a majority, although not at a regularly called meeting, and the record thereof, if assented to in writing by all of the other members of the Board shall be as valid and effective in all respects as if passed by the Board in regular meeting.

Section 8.

A quorum of the directors may adjourn any directors meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the Board.

                                   ARTICLE V

                            Committees of Directors

Section 1.

The Board of Directors may, by resolution adopted by a majority of the whole Board, designate one or more committees of the Board of Directors, each committee to consist of two or more of the directors of the corporation which, to the extent provided in the resolution, shall have and may exercise the power of the Board of Directors in the management of the business and affairs of the corporation and may have power to authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by the Board of Directors. The members of any such committee present at any meeting and not disqualified from voting may, whether or not they constitute a quorum, unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. At meetings of such committees, a majority of the members or alternate members shall constitute a quorum for the transaction of business, and the act of a majority of the members or alternate members at any meeting at which there is a quorum shall be the act of the committee.

Section 2.

The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

Section 3.

Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if a written consent thereto is signed by all members of the Board of Directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Board or committee.

                                   ARTICLE VI

                           Compensation of Directors

Section 1.

The directors may be paid their expenses of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like reimbursement and compensation for attending committee meetings.

                                  ARTICLE VII

                                    Notices

Section 1.

Notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the corporation. Notice by mail shall be deemed to be given at the time when the same shall be mailed. Notice to directors may also be given by telegram.

Section 2.

Whenever all parties entitled to vote at any meeting, whether of directors or stockholders, consent, either by a writing on the records of the meeting or filed with the secretary, or by presence at such meeting and oral consent entered on the minutes, or by taking part in the deliberations at such meeting without objection, the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed, and at such meeting any business may be transacted which is not excepted from the written consent or to the consideration of which no objection for want of notice is made at the time, and if any meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of said meeting may be ratified and approved and rendered likewise valid and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting; and such consent or approval of stockholders may be by proxy or attorney, but all such proxies and powers of attorney must be in writing.

Section 3.

Whenever any notice whatever is required to be given under the provisions of the statutes, of the Articles of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

                                  ARTICLE VIII

                                    Officers

Section 1.

The officers of the corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. Any person may hold two or more offices.

Section 2.

The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board who shall be a director, and shall choose a President, a Secretary and a Treasurer, none of whom need be directors.

Section 3.

The Board of Directors may appoint a Vice--Chairman of the Board, Vice--Presidents and one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 4.

The salaries and compensation of all officers of the corporation shall be fixed by the Board of Directors.

Section 5.

The officers of the corporation shall hold office at the pleasure of the Board of Directors. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the corporation by death, resignation, removal or otherwise shall be filled by the Board of Directors.

Section 6.

The Chairman of the Board shall preside at meetings of the stockholders and the Board of Directors, and shall see that all orders and resolutions of the Board of Directors are carried into effect.

Section 7.

The Vice--Chairman shall, in the absence or disability of the Chairman of the Board, perform the duties and exercise the powers of the Chairman of the Board and shall perform such other duties as the Board of Directors may from time to time prescribe.

Section 8.

The President shall be the chief executive officer of the corporation and shall have active management of the business of the corporation. He shall execute on behalf of the corporation all instruments requiring such execution except to the extent the signing and execution thereof shall be expressly designated by the Board of Directors to some other officer or agent of the corporation.

Section 9.

The Vice--President shall act under the direction of the President and in the absence or disability of the President shall perform the duties and exercise the powers of the President. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe. The Board of Directors may designate one or more Executive Vice--Presidents or may otherwise specify the order of seniority of the Vice--Presidents. The duties and powers of the President shall descend to the Vice-Presidents in such specified order of seniority.

Section 10.

The Secretary shall act under the direction of the President. Subject to the direction of the President he shall attend all meetings of the Board of Directors and all meetings of the stockholders and record the proceedings. He shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors.

Section 11.

The Assistant Secretaries shall act under the direction of the President. In order of their seniority, unless otherwise determined by the President or the Board of Directors, they shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

Section 12.

The Treasurer shall act under the direction of the President. Subject to the direction of the President he shall have custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the President or the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the corporation.

Section 13.

If required by the Board of Directors, he shall give the corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

Section 14.

The Assistant Treasurer in the order of their seniority, unless otherwise determined by the President or the Board of Directors, shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer. They shall perform such other duties and have such other powers as the President or the Board of Directors may from time to time prescribe.

                                   ARTICLE IX

                             Certificates of Stock

Section 1.

Every stockholder shall be entitled to have a certificate signed by the President or a Vice-President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, certifying the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the designations, preferences and relative, participating, optional or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights, shall be set forth in full or summarized on the face or back of the certificate which the corporation shall issue to represent such stock.

Section 2.

If a certificate is signed
(1)   by a transfer agent other than the corporation or its employees or
(2) by a registrar other than the corporation or its employees, the signatures of the officers of the corporation may be facsimiles., In case any officer who has signed or whose facsimile signature has been placed upon a certificate shall cease to be such officer before such certificate is issued, such certificate may be issued with the same effect as though the person had not ceased to be such officer. The seal of the corporation, or a facsimile thereof, may, but need not be, affixed to certificates of stock.

Section 3.

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost or destroyed upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost or destroyed. When authorizing such issue of a new certificate or certificates, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost or destroyed certificate or certificates, or his legal representative, to advertise the same in such manner as it shall require and/or give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

Section 4.

Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation, if it is satisfied that all provisions of the laws and regulations applicable to the corporation regarding transfer and ownership of shares have been complied with, to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

Section 5.

The Board of Directors may fix in advance a date not exceeding sixty (60) days nor less than ten (10) days preceding the date of any meeting of stockholders, or the date for the payment of any dividend, or the date for the allotment of rights, or the date when any change or conversion or exchange of capital stock shall go into effect, or a date in connection with obtaining the consent of stockholders for any purpose, as a record date for the determination of the stockholders entitled to notice of and to vote at any such meeting, and any adjournment thereof, or entitled to receive payment of any such dividend, or to give such consent, and in such case, such stockholders, and only such stockholders as shall be stockholders of record on the date so fixed, shall be entitled to notice of and to vote at such meeting, or any adjournment thereof, or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, or to give such consent, as the case may be, notwithstanding any transfer of any stock on the books of the corporation after any such record date fixed as aforesaid.

Section 6.

The corporation shall be entitled to recognize the person registered on its books as the owner of shares to be the exclusive owner for all purposes including voting and dividends, and the corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

                                   ARTICLE X

                               General Provisions

Section 1.

Dividends upon the capital stock of the corporation, subject to the provisions of the Articles of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of the capital stock, subject to the provisions of the Articles of Incorporation.

Section 2.

Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends or for repairing or maintaining any property of the corporation or for such other purpose as the directors shall think conducive to the interest of the corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

Section 3.

All checks or demands for money and notes of the corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 4.

The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

Section 5.

The corporation may or may not have a corporate seal, as may from time to time be determined by resolution of the Board of Directors. If a corporate seal is adopted, it shall have inscribed thereon the name of the corporation and the words "Corporate Seal" and "Nevada". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any manner reproduced.

                                   ARTICLE XI

                                Indemnification

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.


The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

The Board of Directors may cause the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

The Board of Directors may from time to time adopt further Bylaws with respect to indemnification and may amend these and such Bylaws to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Nevada.

                                  ARTICLE XII

                                   Amendments

Section 1.

The Bylaws may be amended by a majority vote of all the stock issued and outstanding and entitled to vote at any annual or special meeting of the stockholders , provided notice of intention to amend shall have been contained in the notice of the meeting.

Section 2.

The board of directors by the majority vote of the whole board at any meeting may amend these bylaws, including Bylaws adopted by the stockholders, but the stockholders may from time to time specify particular provisions of the Bylaws which shall not be amended by the Board of Directors.

         APPROVED AND ADOPTED this 15th day of August, 1994.

                                                     /s/ GAY BASTIAN
                                                     ---------------
                                                         GAY BASTIAN
                                                         SECRETARY

                            CERTIFICATE OF SECRETARY

         I hereby certify that I am the secretary of Shogun Advertising, Inc. and that the foregoing Bylaws, consisting of 18 pages, constitute the code of Bylaws of Shogun Advertising, Inc., as duly adopted at a regular meeting of the Board of Directors of the corporation held August 15, 1994.

         IN WITNESS WHEREOF, I have hereunto subscribed my name this 15th day of August, 1994.

                                                     /s/ GAY BASTIAN
                                                     ---------------
                                                         GAY BASTIAN
                                                         SECRETARY

EXHIBIT 10.1


                                SERVICE AGREEMENT

Company Name:
                 -------------------------------------------------

Contact Name:
                 -------------------------------------------------

Title:
                 -------------------------------------------------

Street address:
                 -------------------------------------------------

City:                        State:           Zip Code:
      ------------------            ---------           ----------

Work Phone:                                 Fax:
            -------------------                  -----------------

E-mail address:
                --------------------------------------------------

Xtreme Webworks to provide the following:

------------------------------------------------------------------

------------------------------------------------------------------

------------------------------------------------------------------

Initialization (upon signing):                $
                                                   ---------------

Monthly maintenance:                          $
                                                   ---------------

Monthly hosting fee:                          $
                                                   ---------------

Additional Terms:

------------------------------------------------------------------

------------------------------------------------------------------

Custom graphic artwork @ 40.00 per hour:      $
                                                    ---------------

Total non-recurring cost:                     $
                                                    ---------------

Total recurring cost:                         $
                                                    ---------------

Client agrees to protect and indemnify Xtreme Webworks from any claims for libel, copyright violation, plagiarism, or privacy and other suits or claims based on the content or subject matter of client's website and advertisement. All claims made are the sole responsibility of client. No Refunds. Changes and cancellations may incur additional charges. Maintenance terms are month to month with 30-day notice.

Authorized Signature:                             Date:
                      -------------------------          ---------

Xtreme Webworks:                                  Date:
                      -------------------------          ---------

                                 Xtreme Webworks
                           8100 West Sahara, Suite 200
                             Las Vegas, Nevada 89117
                                  (702)221-8300

EXHIBIT 10.2


                                      LEASE


SHOGUN INVESTMENT GROUP, Ltd., of LAS VEGAS County of CLARK, State of Nevada, the lessor hereby remise, release and let to XTREME WEBWORKS, INC., of LAS VEGAS County of CLARK State of Nevada, the lessee executors, administrators and assigns, all those premises situate, lying and being in the CITY of LAS VEGAS County of CLARK State of Nevada, and particularly described as follows, to wit:

         8100 WEST SAHARA, SUITE 200, LAS VEGAS, NEVADA 89117

         The term hereof shall commence on: JANUARY 1, 2000 and continue on a month-to-month basis thereafter, until either party shall terminate the same by giving the other party 30 days written notice delivered by certified mail, provided that lessee agrees not to terminate prior to the expiration of 3 months.

         And the said lessee covenant and agree to pay to said lessor, heirs, executors, administrators and assigns as rental for said premises, the sum of $11,880.00 Dollars payable in sums of $990.00 Dollars per month, monthly in advance, on the 1ST day of each and every month during said term.

         And the said lessee further agrees to deliver up said premises to said lessor at the expiration of said term in as good order and condition as when the same were entered upon by said lessee, reasonable use and wear thereof and damage by the elements excepted, and that neither SHOGUN INVESTMENT GROUP, Ltd., nor XTREME WEBWORKS, INC., legal representatives will let or underlet said premises, or any part thereof without the written consent of said lessor first had and obtained.

         And said lessee further covenant and agree that if said rent above reserved or any part thereof shall be unpaid for 10 days after the same shall become due; or if default be made in any of the covenants herein contained to be kept by said lessee, or if said lessee shall vacate such premises, it shall and may be lawful for said lessor legal representatives or assigns, without notice or legal process, to re-enter and take possession of said premises and every and any part thereof and re-let the same and apply the net proceeds so received upon the amount due under this lease.

         Also that the said lessee will pay all costs and attorney's fees and expenses that shall arise from enforcing the covenants of this lease.

         It is hereby expressly covenanted by the lessee that the rent and charges above reserved shall be a first lien on the furniture, fixtures and personal property of said lessee and the said furniture, fixtures and personal property shall not be removed from said premises until said rent and charges are fully paid.

         ENTIRE AGREEMENT: The foregoing constitutes the entire agreement between the parties and may be modified only by a writing signed by both parties. The following exhibits, if any, have been made a part of this agreement before the parties' execution hereof: EXHIBIT "A", EXHIBIT "B", and EXHIBIT "C".

     The  undersigned  Lessee  hereby  acknowledges  receipt  of a copy  hereof.

Dated:_____

____________________________Lessor  _____________________________Lessee
Shogun Investment Group, Ltd.       Xtreme Webworks, Inc.

--------------------------------    ------------------------------
Address                             Address

--------------------------------    ------------------------------
Phone                               Phone

                                 JANUARY 1, 2000

                                 XTREME WEBWORKS
                                    EXHIBIT A


Breakdown of leased space as of January 1, 2000:

Executive offices:                  311 sq. ft.
Promotion Department:               363 sq. ft.
Reception area:                      74 sq. ft.
Conference area:                    100 sq. ft.
Employee Lounge:                     20 sq. ft.

         TOTAL                      868 sq. ft. = 17.36% of 5000 sq. ft.
                                    = $990.00 per month.

Xtreme Webworks has the option to increase rental space on an as needed basis. As space is increased rent will be adjusted and an Exhibit will be attached to reflect additional space rented and adjustment in rental expense.


ACCEPTED:

Lessor:



---------------------------------     --------------
Shogun Investment Group, Ltd.         Date

Lessee:



----------------------------------    ---------------
Xtreme Webworks Inc.                  Date

                                   MAY 1, 2000

                                 XTREME WEBWORKS
                                    EXHIBIT B


Breakdown of leased space as of May 1, 2000:

Executive offices:                  311 sq. ft.
Promotion Dept:                     363 sq. ft.
Lead Generation Dept:               125 sq. ft.
Reception area:                      74 sq. ft.
Conference area:                    100 sq. ft.
Employee Lounge:                     20 sq. ft.

         TOTAL                      993 sq. ft. = 19.86% of 5000 sq. ft.
                                    = $1,132.02 per month.

Xtreme Webworks has the option to increase rental space on an as needed basis. As space is increased rent will be adjusted and an Exhibit will be attached to reflect additional space rented and adjustment in rental expense.


ACCEPTED:

Lessor:



---------------------------------     -----------------
Shogun Investment Group, Ltd.         Date

Lessee:



----------------------------------    -----------------
Xtreme Webworks Inc.                  Date

                                  JULY 1, 2000

                                 XTREME WEBWORKS
                                    EXHIBIT C


Breakdown of leased space as of July 1, 2000:

Executive offices:                  311 sq. ft.
Promotion Dept:                     363 sq. ft.
Lead Generation Dept:               125 sq. ft.
Sales Department:                   428 sq. ft.
Reception area:                      74 sq. ft.
Conference area:                    100 sq. ft.
Employee Lounge:                     20 sq. ft.


         TOTAL                     1421 sq. ft. = 28.42% of 5000 sq. ft.
                                   = $1619.94 per month.

Xtreme Webworks has the option to increase rental space on an as needed basis. As space is increased rent will be adjusted and an Exhibit will be attached to reflect additional space rented and adjustment in rental expense.





ACCEPTED:

Lessor:



---------------------------------    ---------------------
Shogun Investment Group, Ltd.        Date

Lessee:



----------------------------------   ---------------------
Xtreme Webworks Inc.                 Date

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Xtreme Webworks
                               ------------------
                                  (Registrant)

Date:  November 6, 2000                            /s/ SHAUN HADLEY
                                                   -----------------
                                                   SHAUN HADLEY
                                                   PRESIDENT